SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Fuel Systems Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35952W103
(CUSIP Number)

Avv. Marco Di Toro Corso Stati Uniti 62, 10128, Torino, Italy (011) 39 011 517 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Mariano Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,634,185
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,634,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,634,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) I

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Bruna Giachino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) I

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D initially filed by the Filing Persons on January 12, 2005 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on April 27, 2005 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed on November 10, 2009 (“Amendment No. 2), as amended by Amendment No. 3 to Schedule 13D filed on September 4, 2015 (“Amendment No. 3”).  The Initial Filing and Amendment No. 1 were filed with respect to the common stock of IMPCO Technologies, Inc. (“IMPCO”), the predecessor entity of the Company, and may be located by searching IMPCO’s filings with the Securities and Exchange Commission (File Number: 005-40695).  Amendment No. 2 and Amendment No. 3 were filed with respect to the Common Stock of the Company. Capitalized terms used but not defined herein have the meanings given to such terms in the Initial Filing. The Initial Filing, as amended, is referred to herein as the “Schedule 13D.”

Prior to this Amendment No. 4, the Schedule 13D was filed as a joint statement by Mariano Costamagna, Bruna Giachino, Pier Antonio Costamagna and Carla Borgogno pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. Mariano Costamagna and Pier Antonio Costamagna are adult brothers. Bruna Giachino and Carla Borgogno are the respective spouses of Mariano Costamagna and Pier Antonio Costamagna. This Amendment No. 4 is filed by Mariano Costamagna and Bruna Giachino only, for the reasons described below, and is an exit filing for Bruna Giachino.

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 780 Third Avenue, 25th Floor, New York, NY 10017.

Item 2.    Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) This Schedule 13D is being filed by spouses Mariano Costamagna and Bruna Giachino (the “Filing Persons”).

(b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of c/o Avv. Marco Di Toro, Corso Stati Uniti 62, 10128, Torino, Italy. Mariano Costamagna is Chief Executive Officer and a member of the board of directors of the Company.

(d) and (e) – During the last five years, neither Filing Person was convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b) Mariano Costamagna is the direct beneficial owner of 1,634,185 shares of Common Stock, or approximately 9.0% of the 18,094,043 shares of Common Stock outstanding as of March 7, 2016. Mariano Costamagna has the sole power to vote and dispose of the 1,634,185 shares that he holds directly.  Bruna Giachino does not beneficially own any shares of Common Stock and disclaims beneficial ownership of the shares of Common Stock held by Mariano Costamagna.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 11, 2005, the Filing Persons entered into a Joint Filing Agreement (the “Prior Joint Filing Agreement”) with Pier Antonio Costamagna and Carla Borgogno. On April 1, 2016, in order to terminate the Prior Joint Filing Agreement, the Filing Persons, Pier Antonio Costamagna and Carla Borgogno entered into a Termination of Joint Filing Agreement (the “Termination Agreement”). Following entry into the Termination Agreement, on April 4, 2016, Pier Antonio Costamagna and Carla Borgogno filed a separate Statement of Beneficial Ownership on Schedule 13D.

The description contained herein of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, which is filed as Exhibit 99.2 to this Amendment No. 4 and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 99.1	Voting Agreement, dated September 1, 2015, by and among Westport Innovations Inc. and Mariano Costamagna (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Schedule 13D filed by the Filing Persons on September 4, 2015).

Exhibit 99.2	Termination Agreement, dated April 1, 2016, by and among Mariano Costamagna, Bruna Giachino, Pier Antonio Costamagna and Carla Borgogno.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: April 4, 2016

/s/ Mariano Costamagna
Mariano Costamagna

/s/ Bruna Giachino
Bruna Giachino